                                  FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended               December 31, 1994
                                   --------------------------------------------
                                       OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from                to
                                        ----------------   -----------------

          Commission file number    0-10716
                                 --------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ROADWAY SERVICES, INC.
                     STOCK SAVINGS AND RETIREMENT INCOME
                    PLAN AND TRUST (AMENDED AND RESTATED)



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            ROADWAY SERVICES, INC.
                             1077 Gorge Boulevard
                                 P.O. Box 88
                           Akron, Ohio  44309-0088

REQUIRED INFORMATION


The following financial statements are furnished for the plan:


Audited Financial Statements and Supplemental Schedules of the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) for the years ended December 31, 1994 and 1993.


The foregoing plan financial statements and schedules were prepared in accordance with the financial reporting requirements of ERISA and were audited by independent auditors.


EXHIBITS


Consent of independent auditors.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the below member of the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        Roadway Services, Inc.
                                        Stock Savings and Retirement Income
                                        Plan and Trust (Amended and Restated)
                                        -------------------------------------
                                                  (Name of Plan)



                                            D. C. BROWN
                                        -------------------------------------
                                        D. C. Brown, Vice President Corporate
                                        Support Services, Roadway Services,
                                        Inc.  and Member Administrative
                                        Committee



June 27, 1995

                           Financial Statements and
                            Supplemental Schedules


                     Roadway Services, Inc. Stock Savings
                     and Retirement Income Plan and Trust
                            (Amended and Restated)

                    Years ended December 31, 1994 and 1993
                     with Report of Independent Auditors

                     Roadway Services, Inc. Stock Savings
                     and Retirement Income Plan and Trust

                            (Amended and Restated)

               Financial Statements and Supplemental Schedules

                    Years ended December 31, 1994 and 1993





                                           CONTENTS
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information  . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available for Benefits,
    With Fund Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6


Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

                         Report of Independent Auditors


To the Administrative Committee
Roadway Services, Inc. Stock Savings
 and Retirement Income Plan and Trust
 (Amended and Restated)


We have audited the accompanying statements of net assets available for benefits of the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           ERNST & YOUNG LLP


May 26, 1995

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                     Statements of Net Assets Available for
                        Benefits, With Fund Information

                               December 31, 1994

                                                                       FUND INFORMATION
                                                   -------------------------------------------------------
                                                          COMPANY         FIXED         MONEY
                                                           STOCK          INCOME        MARKET    BALANCED
                                                            FUND           FUND          FUND      FUND            TOTAL
                                                   ------------------------------------------------------------------------
 ASSETS
 Cash and temporary cash investments               $    338,809     $       980        $    592  $  178,584    $    518,965
 Investments, at fair value:
   Roadway Services, Inc. Common Stock              134,668,034                                                 134,668,034
   Shares of registered investment companies:
     Merrill Lynch:
       Corporate Bond Fund, Inc.                                     10,352,716                                  10,352,716
       Ready Asset Trust                                                              6,700,119                   6,700,119
     Phoenix Balanced Fund Series                                                                 4,774,223       4,774,223
                                                   ------------------------------------------------------------------------
 Total investments                                  134,668,034      10,352,716       6,700,119   4,774,223     156,495,092

 Receivables:
   Accrued interest                                       1,895          97,374          27,247         521         127,037
   Employers' contributions                             234,033                                                     234,033
   Participants' contributions                          324,769          39,818          25,848      53,401         443,836
                                                   ------------------------------------------------------------------------
 Total receivables                                      560,697         137,192          53,095      53,922         804,906
                                                   ------------------------------------------------------------------------
 Total assets                                       135,567,540      10,490,888       6,753,806   5,006,729     157,818,963

 LIABILITIES
 Payable for investments purchased and other            332,585                                                     332,585
                                                   ------------------------------------------------------------------------
 Net assets available for benefits                 $135,234,955     $10,490,888      $6,753,806  $5,006,729    $157,486,378
                                                   ========================================================================




See accompanying notes.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                     Statements of Net Assets Available for
                  Benefits, With Fund Information (continued)

                               December 31, 1993

                                                                        FUND INFORMATION
                                                      ---------------------------------------------------
                                                      COMPANY        FIXED         MONEY
                                                       STOCK        INCOME         MARKET        BALANCED
                                                       FUND          FUND           FUND          FUND           TOTAL
                                                      ------------------------------------------------------------------------
 ASSETS
 Cash and temporary cash investments                  $      6,060                                               $       6,060
 Investments, at fair value:
    Roadway Services, Inc. Common Stock                135,713,220                                                 135,713,220
    Shares of registered investment companies:
      Merrill Lynch:
        Corporate Bond Fund, Inc.                                     $9,347,320                                     9,347,320
        Ready Asset Trust                                                           $6, 115,433                      6,115,433
      Phoenix Balanced Fund Series                                                                $2,208,839         2,208,839
                                                      ------------------------------------------------------------------------
 Total investments                                     135,713,220     9,347,320      6,115,433    2,208,839       153,384,812

 Receivables:
   Accrued interest                                          1,034       274,842         14,208           30           290,114
   Employers' contributions                                427,532                                                     427,532
   Participants' contributions                             539,127        82,538         45,225       83,644           750,534
                                                      ------------------------------------------------------------------------
 Total receivables                                         967,693       357,380         59,433       83,674         1,468,180
                                                      ------------------------------------------------------------------------
 Total assets                                          136,686,973     9,704,700      6,174,866    2,292,513       154,859,052

 LIABILITIES
 Payable for investments purchased and other               495,456                                                     495,456
                                                      ------------------------------------------------------------------------
 Net assets available for benefits                    $136,191,517    $9,704,700     $6,174,866   $2,292,513      $154,363,596
                                                      ========================================================================


See accompanying notes.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                Statements of Changes in Net Assets Available
                     for Benefits, With Fund Information

                          Year ended December 31, 1994

                                                                            FUND INFORMATION
                                                           ----------------------------------------------------
                                                           COMPANY        FIXED           MONEY
                                                            STOCK         INCOME          MARKET       BALANCED
                                                            FUND           FUND            FUND         FUND           TOTAL
                                                           ----------------------------------------------------------------------
 Additions to net assets attributed to:

 Investment income (loss):
   Net depreciation in fair value of investments           $(12,839,632)   $(1,083,840)                 $(282,576)   $(14,206,048)
   Interest                                                      17,906        688,692     $236,658         2,355         945,611
   Dividends                                                  3,182,226                                   124,298       3,306,524
                                                           ----------------------------------------------------------------------
                                                             (9,639,500)      (395,148)     236,658      (155,923)     (9,953,913)
 Contributions (net of transfers between funds) from:
   Participants                                              13,253,033      1,994,788    1,007,609     3,085,541      19,340,971
   Employers                                                 10,441,665                                                10,441,665
                                                           ----------------------------------------------------------------------
                                                             23,694,698      1,994,788    1,007,609     3,085,541      29,782,636
                                                           ----------------------------------------------------------------------
 Total additions                                             14,055,198      1,599,640    1,244,267     2,929,618      19,828,723

 Deductions from net assets attributed to:

 Benefits paid to participants                               15,011,760        813,452      665,327       215,402      16,705,941
                                                           ----------------------------------------------------------------------
 Net increase (decrease) in net assets                         (956,562)       786,188      578,940     2,714,216       3,122,782

 Net assets available for benefits:
   Beginning of year                                        136,191,517      9,704,700    6,174,866     2,292,513     154,363,596
                                                           ----------------------------------------------------------------------
   End of year                                             $135,234,955    $10,490,888   $6,753,806    $5,006,729    $157,486,378
                                                           ======================================================================



See accompanying notes.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                Statements of Changes in Net Assets Available
               for Benefits, With Fund Information (continued)

                          Year ended December 31, 1993

                                                                               FUND INFORMATION
                                                      ----------------------------------------------------------------
                                                        COMPANY       FIXED          MONEY
                                                         STOCK        INCOME        MARKET        BALANCED
                                                          FUND         FUND          FUND           FUND          TOTAL
                                                      -----------------------------------------------------------------------
 Additions to net assets attributed to:

 Investment income:
   Net (depreciation) appreciation in fair
    value of investments                              $(20,922,226)   $163,289                     $(29,366)     $(20,788,303)
   Interest                                                 12,803     746,850        $163,207          212           923,072
   Dividends                                             2,880,524                                   88,019         2,968,543
                                                      -----------------------------------------------------------------------
                                                       (18,028,899)    910,139         163,207       58,865       (16,896,688)

 Contributions (net of transfers between funds) from:
   Participants                                         12,870,786   1,786,961       1,051,320    2,256,851        17,965,918
   Employers                                            10,231,920                                                 10,231,920
                                                      -----------------------------------------------------------------------
                                                        23,102,706   1,786,961       1,051,320    2,256,851        28,197,838
                                                      -----------------------------------------------------------------------
 Total additions                                         5,073,807   2,697,100       1,214,527    2,315,716        11,301,150

 Deductions from net assets attributed to:

 Benefits paid to participants                           9,385,916     391,892         572,837       23,203        10,373,848
                                                      -----------------------------------------------------------------------
 Net increase (decrease) in net assets                  (4,312,109)  2,305,208         641,690    2,292,513           927,302

 Net assets available for benefits:
   Beginning of year                                   140,503,626   7,399,492       5,533,176                    153,436,294
                                                      -----------------------------------------------------------------------
   End of year                                        $136,191,517  $9,704,700      $6,174,866   $2,292,513      $154,363,596
                                                      =======================================================================



See accompanying notes.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                         Notes to Financial Statements

                               December 31, 1994




NOTE A--DESCRIPTION OF THE PLAN

The following description of the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees of Roadway Services, Inc. and participating domestic subsidiaries ("Employers") not covered by a collective bargaining agreement. The Plan was established to encourage eligible employees to save on a regular basis through payroll deductions. Participation is available to eligible employees who have completed twelve months of employment and have attained the age of 21 years prior to any enrollment date (January 1, April 1, July 1 and October 1). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make before and after tax contributions to the Plan aggregating up to 10% of their annual compensation subject to Internal Revenue Service limitations. After 18 months of employment, the participant's employer matches 100% of the participant's before and after tax contributions invested in Roadway Services, Inc. Common Stock up to 3.5% of annual compensation. The Plan is funded by combined contributions from the participants and their employers to a trust fund maintained by the Plan's trustee, National City Bank.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, their employer's matching contribution, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are 100% vested in their contributions and the Employers' contributions plus actual earnings thereon.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                   Notes to Financial Statements (continued)




NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct before tax contributions in any of four investment funds. Until the year after a participant has attained the age of 55 years, after tax contributions to the Plan must be invested in the Company Stock Fund.

    COMPANY STOCK FUND The assets of this fund are invested primarily in Common Stock of Roadway Services, Inc. These investments are valued at the closing quoted market price on the last business day of the plan year.

    FIXED INCOME FUND The assets of this fund are invested primarily in the Intermediate Term Portfolio of the Merrill Lynch Corporate Bond Fund, Inc. The portfolio includes corporate bonds and other debt instruments with medium-term maturities. These investments are valued at the net asset value as determined by the fund on the last business day of the plan year.

    MONEY MARKET FUND The assets of this fund are invested primarily in the Merrill Lynch Ready Asset Trust. The trust includes certificates of deposit and debt securities with short-term maturities, including commercial paper and U. S. Government obligations. The fair value of investments represents cost plus accrued interest.

    BALANCED FUND The assets of this fund are invested primarily in the Phoenix Balanced Fund Series. The fund normally invests in common stocks and fixed income securities. These investments are valued at the net asset value as determined by the fund on the last business day of the plan year.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Security transactions are recorded on a trade date basis.

All administrative fees are paid by Roadway Services, Inc.

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                   Notes to Financial Statements (continued)




NOTE C--INVESTMENTS

The net asset value per share/unit at year end for the respective investment funds is as follows:

                                                                            1994         1993
                                                                           --------------------
 Roadway Services, Inc. Common Stock                                      $56.75        $60.00
 Merrill Lynch Corporate Bond Fund, Inc.                                   10.70         11.92
 Merrill Lynch Ready Asset Trust                                            1.00          1.00
 Phoenix Balanced Fund Series                                              14.83         16.03


NOTE D--PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and Roadway Services, Inc. has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proporation to the amounts credited to their accounts at the date of such termination.

NOTE E--DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                             DECEMBER 31
                                                                   1994                 1993
                                                               -----------------------------------
 Net assets available for benefits per the
    financial statements                                       $157,486,378          $154,363,596
 Amounts allocated to withdrawn participants                       (915,548)           (1,771,190)
                                                               ------------          ------------
 Net assets available for benefits per the
    Form 5500                                                  $156,570,830          $152,592,406
                                                               ============          ============

                      Roadway Services, Inc. Stock Savings
                      and Retirement Income Plan and Trust
                             (Amended and Restated)

                   Notes to Financial Statements (continued)




NOTE E--DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1994:

 Benefits paid to participants per the
    financial statements                                $16,705,941
 Add amounts allocated on Form 5500 to withdrawn
    participants at December 31, 1994                       915,548
 Less amounts allocated on Form 5500 to withdrawn
    participants at December 31, 1993                    (1,771,190)
                                                        -----------
 Benefits paid to participants per the Form 5500        $15,850,299
                                                        ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

NOTE F--INCOME TAX STATUS

The Internal Revenue Service ruled on January 13, 1992, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                     Roadway Services, Inc. Stock Savings
                     and Retirement Income Plan and Trust
                            (Amended and Restated)

               Schedule of Assets Held for Investment Purposes
                     Roadway Services, Inc. Stock Savings

                              December 31, 1994

                                              DESCRIPTION OF INVESTMENT,
                                               INCLUDING MATURITY DATE,
         IDENTITY OF ISSUE, BORROWER,       RATE OF INTEREST, COLLATERAL,                                CURRENT
           LESSOR OR SIMILAR PARTY             PAR OR MATURITY VALUE                COST                  VALUE
- ----------------------------------------------------------------------------------------------------------------------
 Roadway Services, Inc.*                      2,373,005 shares common            $113,537,778         $134,668,034
                                                stock
 Merrill Lynch Corporate Bond                 967,543.59 units Corporate           11,099,606           10,352,716
    Fund, Inc.--Intermediate Term               Bond Fund
    Portfolio
 Merrill Lynch Ready Assets Trust             Short-term Money Market               6,700,119            6,700,119
    Fund
 Phoenix Balanced Fund Series                 321,930.08 units Phoenix              5,070,562            4,774,223
                                                Balanced Fund
                                                                                 ------------         ------------
                                                                                 $136,408,065         $156,495,092
                                                                                   ============         ============

 Assets included as cash and
    temporary cash investments

 National City Corporation* Money             Short-term U. S.
    Market Portfolio                            Government securities                $180,156             $180,156
 National City Corporation* Treasury          Short-term U. S.
    Portfolio                                   Government securities                 338,809              338,809
                                                                                     --------             --------
                                                                                     $518,965             $518,965
                                                                                     ========             ========



*  Indicates party-in-interest to the Plan.

                                        Roadway Services, Inc. Stock Savings
                                        and Retirement Income Plan and Trust
                                             (Amended and Restated)

                                        Schedule of Reportable Transactions

                                        Year ended December 31, 1994

                                                                                                      CURRENT
                                                                            EXPENSES                  VALUE OF        NET
                                                                              WITH                    ASSET ON       GAINS
                              DESCRIPTION OF       PURCHASE    SELLING      INCURRED     COST OF     TRANSACTION      OR
IDENTITY OF PARTY INVOLVED       ASSETS             PRICE       PRICE      TRANSACTION    ASSET         DATE         (LOSS)
- ---------------------------------------------------------------------------------------------------------------------------
 CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF
 THE CURRENT VALUE OF PLAN ASSETS

       **       Roadway Services, Inc.* Common     $26,658,455                          $26,658,455  $26,658,455
                  Stock
       **       National City Corporation*          32,039,465                           32,039,465   32,039,465
                  Treasury Portfolio                            $31,526,560              31,526,560   31,526,560

*   Indicates party-in-interest to the Plan.

**  Transactions made on the market.

There were no category (i), (ii) or (iv) reportable transactions during 1994.
